__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 17 December 2003

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	17 December 2003
Number	39/03

BHP BILLITON SIGNS GAS SALE AND PURCHASE AGREEMENT WITH TXU ELECTRICITY

BHP Billiton, together with its joint venturer Esso Australia Resources Pty Ltd, today announced the signing of a substantial gas sale and purchase agreement with TXU Electricity Ltd (TXU).

The agreement is for the sale and purchase of 825 petajoules gross of Bass Strait gas to TXU in the period 2004 to 2017. First gas sales are scheduled to commence on 1 January 2004.

"This is a significant milestone for the Bass Strait joint venture involving one of the largest sales of Gippsland gas since long-term supply arrangements were entered into with the Victorian Government in the late 1960s," said Philip Aiken, President and Chief Executive Officer for BHP Billiton Petroleum.

Currently, the majority of gas entering the South Eastern Australia gas market is supplied under a long-term contract between BHP Billiton/Esso and the previously State Government owned Gascor. This contract is due to expire towards the end of the decade.

"The agreement is consistent with BHP Billiton's gas marketing strategy which is to increase our market diversification and secure new gas markets and volumes," Mr Aiken said.

In the 34 years since the BHP Billiton/Esso Bass Strait joint venture began production in October 1969, more than 3.5 billion barrels of oil and 5 trillion cubic feet of gas have been produced. Current production is around 120 thousand barrels per day of crude and condensate, and 570 million cubic feet per day of gas.

BHP Billiton and Esso are also continuing with exploration and production activity in the Gippsland Basin. In October the joint venture announced that it is planning to commence what is expected to be the largest combined exploration and production drilling program in the Gippsland Basin since the 1980s.

BHP Billiton has a 50 percent interest in the Bass Strait oil and gas project with joint venturer Esso Australia Resources Pty Ltd (50 percent, operator).

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 17 December 2003